     As filed with the Securities and Exchange Commission on June 18, 2001
                                                     Registration No. 333-59326
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------
                        POST-EFFECTIVE AMENDMENT No. 1
                                      To
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                --------------
                                 NOVELL, INC.
            (Exact name of Registrant as specified in its charter)

                                --------------

     Delaware                     7373                            87-0393339
 (State or other
 jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or
  organization)        Classification Code Number)          Identification Number)

                                 Novell, Inc.
                            1800 South Novell Place
                               Provo, Utah 84606
                                (801) 861-7000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                --------------
                                Dennis R. Raney
               Executive Vice President, Chief Financial Officer
                                 Novell, Inc.
                            1800 South Novell Place
                               Provo, Utah 84606
                                (801) 861-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  Copies to:

           Steve L. Camahort, Esq.                        Howard L. Shecter, Esq.
            John L. Donahue, Esq.                          Scott G. Dresser, Esq.
            Harold DeGraff, Esq.                          Kenneth Regensburg, Esq.
      Wilson Sonsini Goodrich & Rosati                  Morgan, Lewis & Bockius LLP
          Professional Corporation                            101 Park Avenue
             650 Page Mill Road                           New York, New York 10178
         Palo Alto, California 94304                           (212) 309-6000
               (650) 493-9300

                                --------------
   Approximate date of commencement of proposed sale to the public: Upon consummation of the merger described herein.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] No. 333-59326

                        CALCULATION OF REGISTRATION FEE

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
                                                                             Proposed
                                                              Proposed       Maximum
                                                Amount        Maximum       Aggregate      Amount of
          Title of Each Class of                to be      Offering Price    Offering     Registration
        Securities to be Registered          Registered(1)   Per Share       Price(2)        Fee(3)
------------------------------------------------------------------------------------------------------
Common Stock, par value $0.10 per share...    43,775,557       $2.56       $167,762,614     $41,941
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

(1) Based upon the maximum number of shares of common stock, par value $0.10 per share, of Novell, Inc. that may be issued pursuant to the merger.
(2) Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended, and computed pursuant to Rules 457(c) and (f) under the Securities Act based on (i) $2.56, the average of the high and low per share prices of common stock, par value $0.01 per share, of Cambridge Technology Partners (Massachusetts), Inc. on the Nasdaq National Market on April 17, 2001 and (ii) the maximum number of shares of Cambridge Technology Partners (Massachusetts), Inc. common stock to be acquired by Novell pursuant to the merger.
(3) Previously paid.

                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

   Section 145(a) of the General Corporation Law of the State of Delaware ("Delaware Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

   Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

   Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

   Article Eighth of the Restated Certificate of Incorporation, as amended, and
Article VII of the Bylaws of the Registrant provide in effect that, subject to certain limited exceptions, the Registrant may indemnify its directors and officers to the extent authorized or permitted by the Delaware Corporation Law. The directors and officers of the Registrant are insured under policies of insurance maintained by the Registrant, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. In addition, the Registrant has entered into contracts with certain of its directors providing for indemnification of such persons by the Registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.

Item 21. Exhibits and financial statement schedules

   (a) Exhibits.

   Exhibit
    Number                               Description
   -------                               -----------
     2.1*     Agreement and Plan of Reorganization, dated as of March 12, 2001, by and among Novell, Inc., Ceres Neptune Acquisition Corp. and
              Cambridge Technology Partners (Massachusetts), Inc., as amended by Amendment No. 1 dated as of May 24, 2001. (included as Annex A to the proxy statement-prospectus forming a part of this
              Registration Statement and incorporated herein by reference).

     3(i)*    Registrant's Restated Certificate of Incorporation, as amended.

     3(ii)(1) Registrant's Bylaws, as amended and restated September 21, 1998.

 Exhibit
 Number                                Description
 -------                               -----------
  4.1    Reference is made to Exhibit 3(i).

  4.2(2) Form of Stock Certificate of Registrant.

  4.3(3) Preferred Shares Rights Agreement, dated as of December 7, 1988, as amended and restated effective September 20, 1999, by and between the Registrant and Mellon Investor Services, L.L.C., filed on December 12,
         1999.

  5.1* Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding validity of securities being registered.

  8.1*   Form of opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation, regarding certain tax aspects of the merger.

  8.2* Form of opinion of Morgan, Lewis & Bockius LLP, regarding certain tax aspects of the merger.

 10.1* Key Employment Agreement dated as of May 22, 2001 between Registrant and Jack L. Messman (included as Exhibit C to Annex A to the proxy statement-prospectus forming a part of this Registration Statement and incorporated herein by reference).

 23.1*   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

 23.2    Consent of Ernst & Young LLP, Independent Auditors.

 23.3    Consent of PricewaterhouseCoopers LLP, Independent Accountants.

 24.1*   Power of Attorney.

 99.1* Opinion of Salomon Smith Barney Inc. (included as Annex B to the proxy statement-prospectus forming a part of this Registration Statement and incorporated herein by reference.)

 99.2*   Form of Proxy of Cambridge Technology Partners (Massachusetts), Inc.

 99.3    Consent of John W. Poduska, Sr.

 99.4    Consent of James D. Robinson, III

--------
(1) Incorporated by reference to the Registrant's Current Report on Form 8-K, dated November 20, 1998.

(2) Incorporated by reference to Registrant's Registration Statement on Form S-1 filed November 30, 1984, and all amendments thereto (File No. 2-94613).

(3) Incorporated by reference to Registrant's Report on Form 8-A, filed December 13, 1999.

 *   Previously filed.

   (b) Financial Statement Schedules.

   The information required to be set forth herein is incorporated by reference.

Item 22. Undertakings.

   The undersigned Registrant hereby undertakes:

   (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

   (2) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

   (3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

   (4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to the request; and

   (5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

   Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, California, on June 14, 2001.

                                          NOVELL, INC.

                                                   /s/ Dennis R. Raney
                                          By: _________________________________
                                                      Dennis R. Raney
                                                 Executive Vice President,
                                                  Chief Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                 Date
             ---------                           -----                 ----

                 *                   Chairman of the Board, Chief  June 14, 2001
____________________________________  Executive Officer and
          Eric E. Schmidt             Director (Principal
                                      Executive Officer)

      /s/ Dennis R. Raney            Executive Vice President,     June 14, 2001
____________________________________  Chief Financial Officer
          Dennis R. Raney             (Principal Financial and
                                      Accounting Officer)

                 *                   Director                      June 14, 2001
____________________________________
           John A. Young


                 *                   Director                      June 14, 2001
____________________________________
           Elaine R. Bond


                                     Director
____________________________________
           Reed E. Hundt


                                     Director
____________________________________
           William N. Joy


                 *                   Director                      June 14, 2001
____________________________________
          Jack L. Messman


                 *                   Director                      June 14, 2001
____________________________________
          Richard L. Nolan


                 *                   Director                      June 14, 2001
____________________________________
          Larry W. Sonsini

*By: /s/ Dennis R. Raney
  ----------------------------
        Dennis R. Raney
       Attorney-in-Fact

                                 EXHIBIT INDEX

  Exhibit
   Number                               Description
  -------                               -----------
   2.1*     Agreement and Plan of Reorganization, dated as of March 12, 2001, by and among Novell, Inc., Ceres Neptune Acquisition Corp. and
            Cambridge Technology Partners (Massachusetts), Inc., as amended by
            Amendment No. 1 dated as of May 24, 2001. (included as Annex A to the proxy statement-prospectus forming a part of this Registration
            Statement and incorporated herein by reference).

   3(i)*    Registrant's Restated Certificate of Incorporation, as amended.

   3(ii)(1) Registrant's Bylaws, as amended and restated September 21, 1998.

   4.1      Reference is made to Exhibit 3(i).

   4.2(2)   Form of Stock Certificate of Registrant.

   4.3(3) Preferred Shares Rights Agreement, dated as of December 7, 1988, as amended and restated effective September 20, 1999, by and between the Registrant and Mellon Investor Services, L.L.C., filed on
            December 12, 1999.

   5.1*     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation, regarding validity of securities being registered.

   8.1*     Form of opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation, regarding certain tax aspects of the merger.

   8.2* Form of opinion of Morgan, Lewis & Bockius LLP, regarding certain tax aspects of the merger.

  10.1*     Key Employment Agreement dated as of May 22, 2001 between
            Registrant and Jack L. Messman (included as Exhibit C to Annex A to the proxy statement-prospectus forming a part of this Registration
            Statement and incorporated herein by reference).

  23.1*     Consent of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation.

  23.2      Consent of Ernst & Young LLP, Independent Auditors.

  23.3      Consent of PricewaterhouseCoopers LLP, Independent Accountants.

  24.1*     Power of Attorney.

  99.1* Opinion of Salomon Smith Barney Inc. (included as Annex B to the proxy statement-prospectus forming a part of this Registration
            Statement and incorporated herein by reference.)

  99.2*     Form of Proxy of Cambridge Technology Partners (Massachusetts),
            Inc.

  99.3      Consent of John W. Poduska, Sr.

  99.4      Consent of James D. Robinson, III

--------
(1) Incorporated by reference to the Registrant's Current Report on Form 8-K, dated November 20, 1998.

(2) Incorporated by reference to Registrant's Registration Statement on Form S-1 filed November 30, 1984, and all amendments thereto (File No. 2-94613).

(3) Incorporated by reference to Registrant's Report on Form 8-A, filed December 13, 1999.

 * Previously filed.